SCHEDULE 13D

Amendment No. 10
Continental Airlines Incorporated
common stock
Cusip # 210795308
Filing Fee: No


Cusip # 210795308
Item 1:	Fidelity International Limited
Item 4:	PF
Item 6:	Bermuda
Item 7:	59,000
Item 8:	None
Item 9:	59,000
Item 10:	None
Item 11:	5,754,260
Item 13:	12.02%
Item 14:	HC, IA


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the Class B Common Stock, $0.01 par value (the "Shares") of Continental Airlines Incorporated, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2929 Allen Parkway, Houston, TX 77019-2156.

Item 2.	Identity and Background.

	Item 2 is amended as follows:

	This statement is being filed by Fidelity International Limited, a Bermuda joint stock company incorporated for an unlimited duration by private act of the Bermuda legislature ("FIL"). A separate Schedule 13D is being filed by FMR Corp., a Massachusetts Corporation ("FMR"), with respect to the Shares. FIL is an investment adviser which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts (the "International Funds") and certain institutional investors. The principal office of FIL is located at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment adviser which is registered under Section 203 of the Investment Advisers Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under
Section 8 of the Investment Company Act of 1940 and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity. On that date, the shares of FIL held by Fidelity were distributed as a dividend, to the shareholders of FMR. FIL currently operates as an entity independent of FMR and Fidelity, with certain common shareholders. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliate of Fidelity, are non-U.S. entities.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR.

	In addition, a partnership controlled by Mr. Johnson and members of his family own shares of FIL voting stock with the right to cast approximately 47.22% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR and FIL. FMR and FIL are separate and independent corporate entities. FMR and FIL are managed independently and their boards of Directors are generally composed of different individuals. Their investment decisions are made independently, and clients are different organizations. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	Effective July 1, 1993, Fidelity became sub-advisor to
Fidelity American Special Situations Trust ("FASST").

	FASST is a unit trust established and authorized by the Department of Trade and Industry under the laws of England. The investment advisor of FASST is Fidelity Investment Services
Limited, an English company and a subsidiary of FIL.

	The Shares to which this statement relates are owned directly by six of the Fidelity Funds, thirty-six of the Accounts, FASST, and by Fidelity International Limited, through its subsidiaries and affiliates.

	FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the Shares held by the other corporations need not be aggregated for purposes of Section 13(d). However, FMR is making this filing on a voluntary basis as if all of the Shares are beneficially owned by FMR and FIL on a joint basis.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is amended as follows:

	FASST, which owns or owned Shares, purchased in the aggregate 96,000 Shares for cash in the amount of approximately $1,991,320, including brokerage commissions. FASST used its own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 66,500 Shares sold aggregated approximately $1,703,955.

	The Fidelity Funds which own or owned Shares purchased in the aggregate 2,662,558 Shares for cash in the amount of approximately $94,404,983, including brokerage commissions. The Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 1,576,554 Shares sold aggregated approximately $54,419,271.

	The Accounts of FMTC which own or owned Shares purchased in the aggregate 3,437,863 Shares for cash in the amount of approximately $47,804,023, including brokerage commissions. The
Accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds.
Proceeds from 1,729,550 Shares sold aggregated approximately
$67,341,412.

	On March 1, 1996, the Shares beneficially owned by the Fidelity Funds and the Accounts decreased by 330,200 Shares as a result of the event described in Item 5(c) below.

Item 4.	Purpose of Transaction.

	Item 4 is amended as follows:

	The purpose of FIL or its subsidiaries in having the International Funds and accounts purchase Shares (see Item 5 below) is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Directors of the International Funds.

	FIL or its subsidiaries may continue to have the International Funds and accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares for sale at what FIL or its subsidiaries considers to be reasonable prices and other investment opportunities that may be available to the International Funds and accounts.

	FIL and its subsidiaries intend to review continuously the equity position of the International Funds and accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, FIL and its subsidiaries may determine to cause the International Funds to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	FIL and its subsidiaries have no present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Item 5 is amended as follows:

	Although Item 5 assumes that FMR, Fidelity, and FIL beneficially own all 5,754,260 Shares, reference is made to Item
2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FIL beneficially owns, as investment adviser or the
parent of the investment adviser to the International Funds and accounts, 59,000 Shares, or approximately 0.12% of the outstanding Shares of the Company. In addition FIL received
29,500 Shares of common stock as a result of a 2 for 1 stock split on July 16, 1996. FMR beneficially owns, through Fidelity, as investment advisor to the Fidelity Funds, 1,819,009 Shares, or approximately 3.80% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Accounts, 3,876,251 Shares, or approximately 8.09% of the outstanding Shares of the Company. In addition the Fidelity Funds received 1,063,204
Shares of common stock and FMTC received 4,630,111 Shares of common stock as a result of a 2 for 1 stock split on July 16, 1996. The number of Shares held by the Fidelity Funds and Accounts includes 331,180 Shares of common stock resulting from the assumed conversion of $10,000,000 principal amount of the 6.75% Convertible Subordinated Debentures (33.118 shares of common stock for each $1000 principal amount of the debenture), and 920,880 Shares of common stock resulting from the assumed conversion of 445,300 shares of the $4.25 Convertible Preferred (2.068 shares of common stock for each convertible preferred). Neither FMR, Fidelity, FMTC, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons name in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, FMTC, FASST, and FIL are 5,754,260 Shares, or approximately 12.02% of the outstanding Shares of the Company.

	(b)	The International Funds, the International Pension
Accounts and FIL, as investment adviser to the International
Funds and International Pension Accounts, each has the sole power to vote and the sole power to dispose of the 59,000 Shares held by the International Funds and the International Pension
Accounts. FIL has the sole power to vote 59,000 shares and the sole power to dispose of 59,000 shares. FIL, FMR Corp., through its control of Fidelity, and FASST each has sole power to vote and to dispose of the 59,000 Shares held by FASST.

	(c)	On March 1, 1996, the reporting person's beneficial
ownership of Shares decreased by 330,200 Shares as a result of
(i) the termination of the reporting person's interest in a Fidelity Fund (a private investment partnership) and (ii) the termination of investment management agreements Fidelity had with such Fidelity Fund.

	(d)	Except as set forth in Schedule B, neither FMR, or any
of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty (60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	DDJ Capital Management, LLC or an affiliate of such Company ("DDJ"), provides investment advisory consulting services for FMTC's use in connection with FMTC's investment management of two Accounts. DDJ is not a direct or indirect subsidiary or affiliate of FMR or FMTC; DDJ has no shared or sole voting power or any other investment discretion with respect to such securities or any other securities owned by Accounts managed by FMTC.

	Except as may otherwise be described herein, neither FIL nor any of its affiliates nor, to the best knowledge of FIL, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

	The Funds and Accounts may from time to time own debt securities issued by the Company or its direct or indirect subsidiaries, and may from time to time purchase and/or sell such debt securities.

Item 7.	Material to be Filed as Exhibits.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	Fidelity International Limited



DATE:	September 18, 1996	By	/s/Arthur
Loring
	Arthur Loring
	Attorney-in-Fact



SCHEDULE A

				POSITION WITH			PRINCIPAL
NAME AND ADDRESS	INTERNATIONAL	OCCUPATION

Edward C. Johnson 3d	Director & Chairman
of the Board	Chief Executive
82 Devonshire Street		Officer-FMR
Corp.
Boston, MA 02109

Barry J. Bateman	Director	President-Fidelity
London, England		International Ltd.
EC3R 8LL

William L. Byrnes	Director	Vice Chairman-
82 Devonshire Street		FMR Corp.
Boston, MA 02109

Simon Haslam	Chief Financial Officer	CFO-Fidelity
Oakhill House		International
Limited
130 Tonbridge Road
Hildenborough, Kent,
TN119DZ

Charles T. M. Collis	Director, & V.P.
	Private Attorney
P.O.  Box HM 391
Hamilton HMBX, Bermuda

Glen R. Moreno	Director	Director-Fidelity
25 Lovat Lane		International Ltd.
London, England
EC3R 8LL

David J. Saul	Director	Executive V.P. &
P.O. Box HM 670		President-Fidelity
Hamilton, Bermuda		Bermuda, a division
		of Fidelity
		International Ltd.

Brett P. Goodin	Company Secretary	Company Secretary
and Chief
P.O. Box HM 670		Legal Officer-
Fidelity International
Hamilton, Bermuda		Limited


	Messrs. Johnson 3d, Byrnes, and Moreno are United States citizens and Messrs. Cambridge, Collis, Saul, and Bateman are citizens of the United Kingdom.